Exhibit 99.3

September 11, 2023

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Prince Edward Island Securities Office

Office of the Superintendent of Securities Service Newfoundland and Labrador

Government of Newfoundland and Labrador Financial Services Regulation Division

Nova Scotia Securities Commission

Dear Sirs / Mesdames:

Re: Red White & Bloom Brands Inc. (the “Company”)

Notice Pursuant to NI 51-102 of Change of Auditor

As required by National Instrument 51-102, we have read the Company’s Change of Auditor Notice (the “Notice”) dated September 11, 2023 and agree with information regarding Macias Gini & O’Connell LLP (“MGO”) contained therein, based upon our knowledge of the information contained in the Notice at this date. We have no basis to agree or disagree with information not related to MGO.

Very truly yours,

Cc: The Board of Directors, Red White & Bloom Brands Inc.

Macias Gini & O’Connell LLP 2121 N California Blvd. Suite 750 Walnut Creek, CA 94596	www.mgocpa.com